Moxi on the Rocks

Financial Statements and Report

December 31, 2021

Table of Contents



Independent Accountant's Review Report

Tomas Nenortas
Moxi on the Rocks
East Hartford, CT

We have reviewed the accompanying financial statements of Moxi on the Rocks (the LLC), which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Moxi on the Rocks (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the LLC will continue as a going concern. As discussed in Note 5 to the financial statements, the LLC is pre-revenue, has incurred losses to date and will continue to require significant capital to build out its location and for ongoing operating expenses and has stated that substantial doubt exists about the LLC's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

_____

Philip Debaugh, CPA

OWINGS MILLS, MD
April 25, 2022


Moxi on the Rocks

Balance Sheet

As of December 31, 2021


	Note	2021
		$
Assets		
Current Assets		
Cash and cash equivalents	1.e	33,112
Insurance recovery receivable	3	16,107
Total Current Assets		49,219
Noncurrent Assets		
Security deposits and prepaid rent	2	22,300
Total Noncurrent Assets		22,300
Total Assets		71,519
Liabilities & Members' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued expenses		152
Total Current Liabilities		152
Noncurrent Liabilities		
Debt, noncurrent	4	250,356
Deferred rent	2	9,100
Total Noncurrent Liabilities		259,456
Total Liabilities		259,608
Members' Equity		
Member Capital		1,425
Retained Earnings (Accumulated Deficit)		(189,514)
Total Members' Equity		(188,089)
Total Liabilities & Members' Equity		71,519


See independent accountant's review report. The accompanying notes are an integral part of these financial


Moxi on the Rocks

Statement of Income

For the year ended December 31, 2021

	Note	2021
		$
Operating Expenses		
Salaries and wages, selling, general and administrative		34,460
Advertising and promotion		32,117
Utilities		1,858
Rent		37,825
Repairs and maintenance		38,200
Legal and other professional fees and services		7,006
Memberships and licenses		282
Travel		6,563
Insurance		533
Automobile		4,635
Office supplies		7,406
Other selling, general and administrative expense		138
Meals and entertainment		5,097
Total Operating Expenses		176,120
Operating Income (Loss)		(176,120)
Vehicle Loss	3	(13,643)
Rental income	2	750
Interest expense	4	(501)
Net Income (Loss)		(189,514)

Moxi on the Rocks

Statement of Changes in Members' Equity

For the year ended December 31, 2021

	Member Paid-In Capital $	Retained Earnings (Accumulated Deficit) $	Total Members' Equity $
Balance at January 1, 2021	-	-	-
Net income (loss)	-	(189,514)	(189,514)
Member capital contributions	1,425	-	1,425
Balance at December 31, 2021	1,425	(189,514)	(188,089)

6

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Moxi on the Rocks
Statement of Cash Flows
For the year ended December 31, 2021

	2021 $
Cash Flows	
Cash Flows From Operating Activities	
Net income (loss)	(189,514)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	
Vehicle loss	13,643
(Increase) decrease in operating assets, net of effects of businesses acquired	
Security Deposits	(22,300)
Increase (decrease) in operating liabilities, net of effects of businesses acquired	
Accounts payable and accrued liabilities	152
Deferred rent	9,100
Net Cash Provided by (Used in) Operating Activities	(188,919)
Cash Flows from Investing Activities	
Purchase of vehicle	(29,750)
Cash Flows from Financing Activities	
Net proceeds from Crowdfunding campaign	249,855
Member capital contributions	1,425
Amortization of debt issuance costs	501
Net Cash Provided by (Used in) Financing Activities	251,781
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	33,112
Cash, Cash Equivalents, and Restricted Cash at End of Year	33,112

See independent accountant's review report. The accompanying notes are an integral part of these financial

Notes to the Financial Statements

Moxi on the Rocks
Notes to the Financial Statements
For the year ended December 31, 2021

1. Summary of significant accounting policies

a. Nature of operations

Moxi on the Rocks (the Company) will be an all-inclusive Libation Library featuring locally-made Liquors, Wines, Beers, Meads, Ciders & Soda Pop. The on-site Rookery Spirit Works will provide direct-to-consumer bottle sales. The Company was incorporated in the State of Connecticut in November 2020.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

8

See independent accountant's review report. The accompanying notes are an integral part of these financial

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity. The fair value of the company's long-term debt approximates their carrying value as the terms and conditions are comparable to current market conditions or due in a relatively short period of time.

e. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2021, the Company's cash consisted of petty cash and deposits held in a business checking account.

f. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

g. Comprehensive income

The Company does not have any comprehensive income items other then net income.

2. Leases

The Company has a 60 month lease for their primary facilities that expires in August 2026. Future minimum lease payments under these leases as of December 31, 2021 are as follows:

See independent accountant's review report. The accompanying notes are an integral part of these financial

	$
2022	50,115
2023	59,785
2024	66,688
2025	73,721
2026	45,409
Total	295,718

Rent expense on the Company's lease was $37,825 for the year ended December 31, 2021 and is included in operating expense.

The Company has recorded their security deposits and last month's rent payments as noncurrent assets as of December 31, 2021.

During 2021, the Company received $750 in income related to storage space rental. Management considers this to be a one-time item and is categorized as Other Income (excluded from Operating Loss) on the 2021 Statement of Income.

3. Vehicle loss

During 2021, a Company vehicle placed in service during the year was damaged beyond repair. The vehicle had a book value of $29,750 and the Company has recorded an insurance receivable in the amount of $16,107 as of December 31, 2021. The net loss of $13,643 is recorded as an Other Expense item (excluded from Operating Loss) on the 2021 Statement of Income.

4. Crowdfunding and revenue share liability

During 2021, the Company participated in a crowdfunding raise through MainVest, Inc., a licensed Funding Portal that offers investments under Regulation Crowdfunding. The total crowdfunding raise totaled $324,700 in the form of unsecured debt with a payback that is tied to a revenue share rate of 1.6% and a maturity date of October 1, 2029. During 2021, the Company received draws on the amount raised totaling $249,855, net of debt issuance costs of $16,044. Debt issuance costs are recorded as a deduction of the debt liability and amortized as interest expense over the life of the revenue sharing note.

The following summarizes the debt obligation as of December 31, 2021:

See independent accountant's review report. The accompanying notes are an integral part of these financial

Description	2021
	$
Principal amount of revenue notes	265,899
Less: Unamortized debt issuance costs	(15,543)
Long-term debt, net	250,356

During 2021, the total interest expense recognized on the amortization of debt issuance costs was $501.

5. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2021 the Company incurred losses a loss of $189,514. The Company is pre-revenue and will require significant capital to build out its location and for continuing operating costs. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise additional capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on acceptance of the plan by the Company's bank creditors and management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

6. Subsequent events

During 2022, the Company has received an additional $55,374 in draws (net of issuance costs) from their crowdfunding campaign.

Management evaluated all activity of the Company through April 25, 2022 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial